

RAPID Tests for EARLIER Treatment





Investor Presentation

January 2012

Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and to obtain regulatory approval in a timely manner, as well as the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

CHEMBIO

Chembio Overview

- Develops, Manufactures, Licenses and Markets Rapid Point-of-Care (POC) Diagnostic Tests
  - In-licensed Lateral Flow technologies & Chembio's Patented Dual Path Platform (DPP®)
  - Branded, Private Label, and Licensing Strategies Anticipated to Result in Continued Organic Growth

- Profitable 2009-2010 and through 9/30/2011
  - 38% Product Revenue Growth through 9/30/2011 v. 9/30/2010
  - Continued Strong Revenue Growth Anticipated in 2012, primarily from new products approved in Brazil

- Fully Integrated Facility in Medford, NY
  - FDA PMA (CBER) & USDA Approved; ISO 13.485 Certified
  - ~28,000 Square Feet; 140 Employees



CHEMBIO

POCTs - A Growing Global Market



- $7B Global Point-of-Care Test (POCT) Market within $40B In-Vitro Diagnostics Market



- POCTs for Sexually Transmitted Diseases (STDs) & Blood Pathogens

  - Public/Global Health Programs

  - OTC HIV



- Other POCT Markets

  - Veterinary (Vector-borne, Companion, Equine, Production, Specialty)

  - Screening Programs





CHEMBIO

DUAL PATH PLATFORM (DPP®) – Improved Accuracy and Multiplexing vs. Lateral Flow Technologies

- **Patented Platform Technology with a Multitude of Potential Diagnostic Applications**
  - Foundational DPP Patent issued in U.S.; Additional patents issued or pending in U.S. & many foreign jurisdictions
- **Independent Sample Path and Direct Binding**
  - Improves Performance (Sensitivity and Specificity)
  - Enables Improved Multiplex Products



Conjugate Pad
DPP®
Sample



Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow



2
DPP HIV 1/2
Tampão
1 2 3 4 5 C
ID
1
Amostra + Tampão
Bio-Manguinhos
CHEMBIO

MULTIPLEX DPP®

Our Branded Products Will Support and be Complemented By our OEM and Licensed Products

Current OEM Customers and Licensees

FIOCRUZ (BRAZIL)

BIORAD, ALERE U.S. CDC



DPP® Multiplex Tests



SURE CHECK® HIV OTC Market Candidate

Potential Future OEM/License Areas

WOMEN'S HEALTH OTHER INFECTIOUS DIS.

VETERINARY : SMALL & LARGE ANIMAL

DPP® HIV SCREENING TEST

DPP® SYPHILIS SCREEN & CONFIRM

SURE CHECK® HIV OTC

SINGLE PARAMETER & MULTIPLEX INFECTIOUS DISEASE PRODUCTS

CHEMBIO

Chembio's FDA Approved Rapid HIV Tests
Marketed By Alere in U.S. and Chembio Distributors ex-U.S. for Professional Use

- Estimated 20% or more of the 1.1MM HIV+ individuals in U.S. are not aware of their status
- Products sold in US professional market by Alere Inc. (NYSE:ALR) as Clearview® brand
  - 10-Year exclusive agreement through Sept. 2016 Based on ASP sharing
  - 9 Month YTD Sales: $5.39 Million, a 52% increase v. comparable 2010 period
- Ex-US under Chembio Brands (**STAT-PAK®** & **SURE CHECK®**)
- Chembio Pursuing OTC Approval for Sure Check


CLEARVIEW
CHEMBIO

CHEMBIO

FDA Approved Rapid HIV Tests and Chembio's DPP ® HIV Test that is Pending Regulatory Approval

	Clearview Complete	Clearview STAT PAK	DPP HIV Screen	OraQuick	Uni-Gold
					
Manufacturer	Chembio	Chembio	Chembio	Orasure Technologies, Bethlehem PA	Trinity Biotech, Dublin Ireland
Current or Planned Distribution	Private Label for Alere Direct & Distribution	Private Label for Alere Direct & Distribution	Direct & Distributors	Direct sales force	Direct sales force & distributors
FDA Approval Date	2006	2006	Clinical trials 90% Completed	2003	2003
Technology	Lateral Flow	Lateral Flow	Dual Path Platform (DPP®)	Lateral Flow	Lateral Flow
Est. US Market Shr.	8%	12%	N/A	65%	15%
FDA Sensitivity	99.7%	99.7%	TBD	99.3%OF/99.6% WB	100%
FDA Specificity	99.9%	99.9%	TBD	99.8%OF/100% WB	99.7%
Features					
Sample Types	**All Blood Matrices**	**All Blood Matrices**	**Blood & Oral Fluid Claims being pursued**	**Oral Fluid and all blood matrices except serum**	**All Blood Matrices**
True IgG Control	Y	Y	Y	Y	N
Sample Size (in microliters)	<5	<5	<5	<5	40
HIV-2	Y	Y	Y	Y	N

CHEMBIO

Pipeline: Chembio-Branded Products Anticipated Timelines – US Market

	CLINICAL TRIALS/REGULATORY SUBMISSIONS	REGULATORY APPROVAL OR CLEARANCE/COMMERCIAL SALES	
Product	**2011**	**2012**	**Est. Current/Potential U.S. Market Size**
DPP® HIV Screen	Clinical Trials 90%+ Complete; PMA Module I submitted and responded. PMA Module II submitted October.	Respond to Module II & Complete Clinical Trials. Submit Module III. FDA Approval, CLIA waiver, US Market Launch 1H 2013	$70MM/$150MM US POCT Market Developed into 7MM Unit Market since 2003
DPP® Syphilis Screen & Confirm	CE Marking Granted October Establishing EU Distribution. Clinical Trials Commenced for US FDA 510(K) Submission	Launch in EU Complete clinical trials in US & Submit 510(K) to FDA for Clearance & US Market Launch 1H 2013	NA/$70MM 69MM Syphilis tests performed in US; 50MM Clinical; Assumes 20% convert to POCT
Sure Check® HIV OTC	Product Already Approved for Professional Use which is Pre-requisite	Complete Pre-IDE Requirements and Begin Phase II Clinical Trials	NA/$150MM Assumes 5MM unit market @ $30/OTC unit

Pipeline: OEM Contracts with FIOCRUZ Brazil
Anticipate Minimum of $9MM in full year 2012 Revenues vs. $2.6MM through 9/30/2011 YTD

Contract	2010	2011	2012
DPP® HIV Screening	Approved / Commercial Sales	Commercial Sales	Commercial Sales
DPP® HIV Confirmatory	Approved	Commercial Sales	Commercial Sales
DPP® Syphilis Treponemal	Agreement Signed December 2010	Approved Q1 '11 / Commercial Sales	Commercial Sales
DPP® Syphilis Treponemal/ Non-Treponemal			Submission / Approval
DPP® Canine Leishmaniasis	Submitted	Approved Q1'11 / Commercial Sales	Commercial Sales
DPP® Leptospirosis		Submitted Q2' 2011 / Approved Q3'11	Commercial Sales

CHEMBIO

Financial Summary - FY2008-2010 Results

- Record Revenues and Earnings

- Improving Gross Margins

- Operating Cash Flow Strengthened Balance Sheet

- $1.5MM QTDP Grant in 2010 credited to R&D Expense

- $.3MM 2010 Expense related to possible Strategic Transaction



2010 Full Year and Nine Month 2010 & 2011 Selected Financial Results

	September 30, 2011-YTD		September 30, 2010-YTD		December 31, 2010	
Net Product Revenues	$11,516,325		$8,337,133		$13,516,359	
Non-Product Revenues	1,655,294		2,700,728		3,188,344	
TOTAL REVENUES	13,171,619		11,037,861		16,704,703	
GROSS MARGIN	6,647,353	50%	5,609,841	51%	8,100,699	48%
OPERATING COSTS:						
Research and development expenses	3,697,309	28%	2,822,455	26%	2,586,308	15%
Selling, general and administrative expense	2,412,867	18%	2,143,715	19%	2,940,721	18%
	6,110,176		4,966,170		5,527,029	
INCOME FROM OPERATIONS	537,177		643,671		2,573,670	
OTHER INCOME (EXPENSES):	(9,030)		(11,103)		(60,326)	
NET INCOME	528,147	4%	632,568	6%	2,513,344	15%

CHEMBIO

Three Months September 2010 & 2011 Selected Financial Results

	3 MOS Sept 30, 2011		3 MOS Sept 30, 2010	
Net Product Revenues	$5,526,883		$3,786,572	
Non-Product Revenues	394,904		718,431	
TOTAL REVENUES	5,921,787		4,505,003	
GROSS MARGIN	2,670,733	45%	2,208,501	49%
OPERATING COSTS:				
Research and development expenses	1,242,295	21%	1,230,100	27%
Selling, general and administrative expense	949,237	16%	801,854	18%
	2,191,532		2,031,954	
INCOME FROM OPERATIONS	479,201		176,547	
OTHER INCOME (EXPENSES):	(3,596)		(8,571)	
NET INCOME	475,605	8%	167,976	4%

CHEMBIO

Revenue Growth by Category: 2009 vs. 2010

($000s)



Revenue Growth by Category: YTD-Q3-2011 vs. YTD-Q3-2010

($000s)



CHEMBIO

Selected Balance Sheet Data

($ in millions)	Sept'11	Dec. '10	Dec. '09
Cash	$ 3,045	$ 2,136	$ 1,068
Accounts Receivable	2,658	3,946	1,776
Inventories	2,588	1,349	1,556
Total Current Assets	8,480	7,637	4,667
Net Fixed Assets	849	813	580
Other Assets	770	636	1,068
Total Assets	$ 10,099	$ 9,086	$ 6,315
Total Current Liabilities	3,199	3,076	3,173
Total Liabilities	3,345	3,277	3,227
Total Equity	6,754	5,809	3,088
Total Liabilities & Stockholders' Equity	$ 10,099	$ 9,086	$ 6,315

CHEMBIO

Anticipated Milestones 2012-13

Clinical & Regulatory Programs for Branded Products

- DPP® HIV Oral Fluid Test
  - Completion of Clinical Trials
  - Submit Module III for DPP®HIV PMA
  - Receive FDA PMA Approval and CLIA waiver

- Syphilis Screen & Confirm
  - Completion of Clinical Trials
  - Submit to FDA for 510(K) Clearance
  - Receive Clearance

- Sure Check® HIV OTC Pre-IDE
  - Commence & Complete Phase II Clinical Trials

Product Revenues & Operating Results

- Full Year of New Products Launched in Brazil through FIOCRUZ
- Launch of DPP® HIV & Syphilis Tests in Global & US Markets
- Continued US Lateral Flow HIV Test Market Share Gains
- Potential New International Market Opportunities for Unique DPP® Products

Potential New Products & Marketing Agreements

- Developments Related to Potential New Branded and/or OEM Products & Related Strategic Collaborations

Leadership

Executive		Joined Company*
Lawrence Siebert	Chairman & CEO	2002
Richard Larkin	CFO	2003
Javan Esfandiari	SVP R&D	2000
Tom Ippolito	VP Regulatory, Clinical, QA/QC	2005
Rick Bruce	VP Operations	2000

Independent Directors	Joined Board
Gary Meller, MD, MBA	2005
Kathy Davis, MBA	2007
Barbara DeBuono, MD, MPH	2011
Peter Kissinger, Ph.D	2011

CHEMBIO

Organization & Facility



TOTAL EMPLOYMENT
Approx. 140

Operations
106

SG&A
13

Research & Development
12

Reg. & Clinical QA & QC
9

Fully Integrated FDA & USDA Approved Development & Manufacturing in 28,000 S/F Leased Facility in Medford, NY

Potential Impact of OEM & Branded Products on Revenue*



This portrays one scenario of the potential impact of new products. It is based on a number of assumptions, including but not limited to regulatory approvals, market demand, market share, sales and marketing, and pricing, of which there can be no assurance

CEMI Selected Share Data

(in millions except per share data)

Ticker Symbol (OTC:QB)	**CEMI**
Price 12/30/11	**$0.42**
52 Week High	**$0.580**
52 Week Low	**$0.210**
Outstanding Shares (MM)	**63.3**
Market Capitalization (MM)	**$26.6**
Fully Diluted (FD) Shares (MM)	**69.6**
Management Holding (MM)-FD	**12.3**
Average Daily Volume (3 Mos)	**31,000**

Options and Warrants	Amt.	Avg. Ex. Price
Options (4.64MM held by mgmt. & board)	**6.18**	**$0.213**
Warrants (Expire by 2/15/12)	**0.07**	**$0.810**
Total Options & Warrants	**6.25**	**$0.220**

CEMI price performance



CHEMBIO

DPP® HIV Screening Assay
For Use with Oral Fluid or Blood Samples

- Submitted PMA Module I in Q2 2011
- Submitted PMA Module II October 2011 US
- Clinical Trials Being Completed for Submissions of Module III in Q1 2012
- Anticipated FDA PMA Approval, CLIA waiver in 2012
- Market Launch in Q4 or early 2013


DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
A Rapid Qualitative Screening Assay
for the Detection of Antibodies to HIV 1/2 in
Oral Fluids, Whole Blood (Venous or Finger-stick),
Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
DPP HIV 1/2
2
Buffer
T C
ID
1
Sample
Buffer
CHEMBIO

CHEMBIO

DPP® Syphilis Screen & Confirm

- First POCT in US for Syphilis
- All Pregnant Women Tested for Syphilis
- Current Laboratory Tests Inadequate
- Enables Confirmation & Treatment At POC
- CE Marked October 2011, International Distribution being Established
- US 510(K) Clinical Trials 2012
- Anticipate FDA Clearance 2013



DPP® SYPHILIS
SCREEN & CONFIRM
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
The Only Assay to Detect Both Disease Markers
Simply at the Point of Care
A rapid assay for the detection of non-treponemal and treponemal antibodies to syphilis in whole blood (venous or fingerstick), serum or plasma
FDA Clearance & CLIA waiver anticipated 2010
No Return Visits for 2nd Test Needed
Enables treatment at Point of Care
Optional Portable Reader Available
DPP SYPHILIS SCREEN & CONFIRM
2
Buffer
ID
1
Sample + Buffer
CHEMBIO

CHEMBIO

SURE CHECK® HIV OTC

Pre-IDE Studies 2011, Q1-2012 with "Phase II"
Clinical Trials Beginning Thereafter

- Patented All-In-One Barrel Device

- Increasing Market Acceptance in Professional Market (Clearview Complete by Alere)

- IDE, Clinical Trials 2012-13

- Anticipated FDA Approval 2014



Comparative Selected Operating Results 2005-2010

	Dec-10		Dec-09		Dec-08		Dec-07		Dec-06		Dec-05
REVENUES:											
Net sales	$ 13,516,359		$ 12,372,493		$ 10,355,768		$ 8,764,877		$ 6,294,012		$ 3,359,532
Research grant income	3,188,344		1,461,755		693,803		466,071		208,468		581,198
TOTAL REVENUES	16,704,703		13,834,248		11,049,571		9,230,948		6,502,480		3,940,730
Cost of sales	8,604,004		7,973,843		7,197,850		6,435,239		4,894,208		2,996,082
GROSS PROFIT	**8,100,699**	48%	**5,860,405**	42%	**3,851,721**	35%	**2,795,709**	30%	**1,608,272**	25%	**944,648**
OVERHEAD COSTS:											
Research and development expenses	2,586,308	15%	2,883,696	21%	2,605,343	24%	1,906,653	21%	1,401,472	22%	1,364,898
Selling, general and administrative expenses	2,940,721	18%	2,659,382	19%	3,317,046	30%	3,765,220	41%	4,786,993	74%	2,877,737
	5,527,029		5,543,078		5,922,389		5,671,873		6,188,465		4,242,635
INCOME (LOSS) FROM OPERATIONS	**2,573,670**		**317,327**		**(2,070,668)**		**(2,876,164)**		**(4,580,193)**		**(3,297,987)**
OTHER INCOME (EXPENSES):											
Other income (expense)	(3,923)		(6,696)		95,812		120,862		(57,464)		21,867
Interest income	4,147		9,032		34,403		145,289		29,532		39,803
Interest expense	(14,727)		(10,603)		(8,317)		(16,879)		(386,895)		(15,683)
	(14,503)		(8,267)		121,898		249,272		(414,827)		45,987
INCOME (LOSS) BEFORE INCOME TAXES	**2,559,167**		**309,060**		**(1,948,770)**		**(2,626,892)**		**(4,995,020)**		**(3,252,000)**
Income taxes	45,823		-		-		-		-		-
NET INCOME (LOSS)	**2,513,344**	15%	**309,060**	2%	**(1,948,770)**	-18%	**(2,626,892)**	-28%	**(4,995,020)**	-77%	**(3,252,000)**
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 2,513,344	15%	$ 309,060	2%	$ (1,948,770)	-18%	$ (8,272,202)	-90%	$ (8,205,066)	-126%	$ (6,769,022)
Basic income (loss) per share	$ **0.04**		$ **0.00**		$ **(0.03)**		$ **(0.57)**		$ **(0.80)**		$ **(0.88)**
Diluted income (loss) per share	$ **0.04**		$ **0.00**		$ **(0.03)**		$ **(0.57)**		$ **(0.80)**		$ **(0.88)**
Weighted average number of shares outstanding, basic	62,102,861		61,946,435		61,266,954		14,608,478		10,293,168		7,705,782
Weighted average number of shares outstanding, diluted	70,920,915		75,041,932		61,266,954		14,608,478		10,293,168		7,705,782



RAPID Tests for EARLIER Treatment



Thank You
www.chembio.com
OTC-QB: CEMI

Investor Presentation

January 2012